Exhibit 2

ANNUAL GENERAL MEETING OF
SHAREHOLDERS OF

INCREDIMAIL LTD.

December 30, 2010

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided. ê

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS
TO RE-ELECT MR. OFER ADLER AS A DIRECTOR,
TO ELECT MR. JOSEF MANDELBAUM AS A DIRECTOR,
TO RE-ELECT MR. DAVID JUTKOWITZ AS AN EXTERNAL DIRECTOR,
TO INCREASE THE  AUTHORIZED SHARE CAPITAL OF THE COMPANY,
AND TO APPOINT KOST FORER GABBAY & KASIERER AS AUDITORS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR
 BLACK INK AS SHOWN HERE ☒

(1)   RESOLVED, to elect Mr. Ofer Adler to serve as a director for a period commencing on the date of the Meeting and until the annual general meeting of the shareholders of the Company to be held in the year 2013 and the due election of his successor.
	FOR ☐	AGAINST ☐	ABSTAIN ☐

(2)   RESOLVED, to elect Mr. Josef Mandelbaum to serve as a director of the Company for a three year term commencing on the date of the Meeting and until the annual general meeting of the shareholders of the Company to be held in the year 2013 and the due election of his successor.
	FOR ☐	AGAINST ☐	ABSTAIN ☐

(3) RESOLVED, to elect Mr. David Jutkowitz to serve as an external director of the Company for a three year term commencing on the date of the Meeting.	FOR ☐	AGAINST ☐	ABSTAIN ☐

(4)   RESOLVED, to increase the authorized share capital of the Company by NIS 250,000 divided into 25,000,000 Ordinary Shares, par value NIS0.01 each, by amending article 4 of the Company’s Articles of Association accordingly to reflect such increase of share capital. Following such aforementioned increase, the authorized share capital of the Company shall be NIS 400,000, consisting of 40,000,000 Ordinary Shares with a nominal value of NIS 0.01 each.
	FOR ☐	AGAINST ☐	ABSTAIN ☐

(5)   RESOLVED, to appoint Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global, as the independent public auditors of the Company for the year ending December 31, 2010 and that the board of directors be authorized to fix the remuneration of said auditors in accordance with the amount and nature of their services, or to delegate such power to the audit committee.
	FOR ☐	AGAINST ☐	ABSTAIN ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method
☐

Signature of Shareholder	Date	Signature of Shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

INCREDIMAIL LTD.

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 30, 2010

        KNOW ALL MEN BY THESE PRESENT that the undersigned hereby constitutes and appoints Mr. Yacov Kaufman as the attorney and proxy of the undersigned, with full power of substitution to appear and to vote all of the Ordinary Shares of IncrediMail Ltd. (the “Company”) registered in the name of the undersigned, at the Annual General Meeting of Shareholders of the Company which will be held in Israel at the offices of the Company at 4 HaNechoshet Street, Tel Aviv 69710, Israel on December 30, 2010 at 16:00 local time, and at any adjournments thereof, for the purposes described in the accompanying Proxy Statement and Notice.

Upon being returned, signed and dated, all shares represented by this Proxy Card will be voted as specified by the shareholder on the reverse side. IN THE ABSENCE OF SUCH SPECIFICATION, THE RETURNED AND SIGNED PROXY WILL BE VOTED “FOR” EACH OF THE MATTERS SET FORTH ON THE REVERSE SIDE. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF INCREDIMAIL LTD.

Only proxies received by the Company no later than 12:00 p.m., New York City time on December 29, 2010, or presented to the chairperson at the shareholders meeting, will be deemed received in a timely fashion and the votes therein shall be recorded.

(Continued and to be signed on the reverse side)